Exhibit 99.1

News Release 2016-42

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Second Quarter 2016 Results

•	Second quarter revenue of $542.0 million

•	Second quarter net income attributable to Intelsat S.A. of $116.4 million, including $131.4 million gain on early extinguishment of debt

•	$9.2 billion contracted backlog provides visibility for future revenue and cash flow

•	Intelsat 31 entered into service in late July; Intelsat 33e and Intelsat 36 on track for Q3 launch

•	Intelsat reaffirms 2016 Guidance

Luxembourg, 27 July 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced financial results for the three months ended June 30, 2016.

Intelsat reported total revenue of $542.0 million for the three months ended June 30, 2016. Net income attributable to Intelsat S.A. was $116.4 million for the three months ended June 30, 2016.

Intelsat reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $403.6 million and Adjusted EBITDA1 of $410.7 million, or 76 percent of revenue for the three months ended June 30, 2016.

Intelsat Chief Executive Officer, Stephen Spengler said, “Our 2016 business objectives are progressing on plan, with two of our four planned launches successfully completed and continued momentum on our next generation high throughput Intelsat EpicNG® platform. Our launch and in-service timelines remain on track. We are loading traffic onto our Intelsat 29e satellite, which entered into service in late March, and placed Intelsat 31 into service in late July. We recently signed our first global contract for our managed mobility service, IntelsatOne® Flex, an important milestone as we continue to build a differentiated, global high throughput service platform.”

“With $542 million in revenue and $411 million in Adjusted EBITDA, our second quarter financial results are consistent with our expectations for 2016,” continued Mr. Spengler. “Second quarter performance by customer set reflects the trends and operational accomplishments that were anticipated in the 2016 guidance established in February, and which we are reaffirming in totality today. As new capacity enters service over the balance of this year, we expect both our network services and media businesses to improve. In addition, the solid renewals and the six-month extension of an expiring contract will benefit our government business.”

Mr. Spengler added, “Our backlog continues to provide visibility into future revenue and cash flows that allows us to invest in our fleet and pursue our long-term business strategy. Backlog at June 30, 2016 was $9.2 billion, over four times our annual revenue. We are focused on effectively managing our capital structure while continuing to invest in initiatives that will drive customer growth.”

Second Quarter 2016 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network Services revenue was $228.3 million (or 42 percent of Intelsat’s total revenue) for the three months ended June 30, 2016, a decrease of 16 percent compared to the three months ended June 30, 2015.

Media

Media revenue was $211.0 million (or 39 percent of Intelsat’s total revenue) for the three months ended June 30, 2016, a decrease of 5 percent compared to the three months ended June 30, 2015.

Government

Government revenue was $93.6 million (or 17 percent of Intelsat’s total revenue) for the three months ended June 30, 2016, a decrease of 2 percent compared to the three months ended June 30, 2015.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,125 station-kept wide-beam transponders was 76 percent at June 30, 2016, a slight increase compared to the average fill rate as of March 31, 2016. Because we report our high throughput Intelsat EpicNG capacity separately, the station-kept count reported above excludes the 270 units of high throughput capacity related to our first Intelsat EpicNG satellite, Intelsat 29e, which entered into service late in the first quarter.

Satellite Launches

Intelsat 31 successfully launched in early June and entered into service in late July 2016. Currently, we have two other satellites launching in 2016: Intelsat 36 and Intelsat 33e, which are scheduled to launch on August 24, 2016. We currently have eight satellite programs in the development and design phase that are covered by our capital expenditure program.

Contracted Backlog

At June 30, 2016, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.2 billion, as compared to $9.3 billion at March 31, 2016. The balance of backlog reflects lower overall net new contracts.

Capital Structure Updates and Debt Transactions

During the second quarter of 2016, we repurchased $459.7 million in aggregate principal amount of Intelsat Jackson Holdings S.A.’s (“Intelsat Jackson”) outstanding 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes”). In connection with these repurchases, we recognized a gain on early extinguishment of debt of $131.4 million in the second quarter of 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

On June 30, 2016, Intelsat Jackson completed an issuance of $490 million aggregate principal amount of 9.5% Senior Secured Notes due 2022 (the “New Jackson Secured Notes”), with an original issue discount of 2.0%. On July 15, 2016, the net proceeds from the sale of the New Jackson Secured Notes were used to repurchase $673.5 million in aggregate principal amount of the 2022 Jackson Notes, pursuant to previously commenced tender offers. In connection with this repurchase, we expect to recognize a gain on early extinguishment of debt of approximately $216.3 million during the three months ending September 30, 2016, consisting of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Financial Results for the Three Months Ended June 30, 2016

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other Revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenue reported a decline of $52.2 million, or 10 percent, to $493.7 million as compared to the three months ended June 30, 2015:

•	Transponder services reported an aggregate decrease of $48.1 million, primarily due to a $38.3 million decrease in revenue from network services customers, together with a $9.3 million decline from media customers. The network services decline was mainly due to non-renewals and renewal pricing at lower rates for enterprise and wireless infrastructure services, together with reduced volumes from non-renewals of point-to-point connectivity, which is shifting to fiber alternatives. The media decrease of $9.3 million resulted primarily from lower volumes due to certain North American customers migrating to new compression standards and single format distribution. The aggregate decrease also reflects $1.3 million in currency-related reductions of our contracts in Brazil and Russia, primarily in our media business. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services reported an aggregate increase of $5.3 million, largely due to an increase of $10.2 million in revenue from network services customers for broadband services for air and maritime mobility applications, partially offset by declines of $5.1 million in revenues primarily from network services customers for trunking applications and from media customers for video solutions.

•	Channel reported an aggregate decrease of $9.4 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable. This legacy product is no longer actively marketed to our customers.

Total Off-Network and Other Revenue reported an aggregate decrease of $4.0 million, or 8 percent, to $48.2 million as compared to the three months ended June 30, 2015:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $2.9 million, primarily due to decreases in services for government applications, largely related to sales of off-network managed services.

•	Satellite-related services reported an aggregate decrease of $1.1 million, primarily due to decreased revenue from support for third-party satellites and other services.

For the three months ended June 30, 2016, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) decreased by $3.5 million, or 4 percent, to $78.4 million, as compared to the three months ended June 30, 2015. This reflects a decrease of $5.3 million largely due to declines in the cost of off-network fixed satellite services and managed capacity purchased primarily in support of the company’s government business, partially offset by an increase of $1.4 million in staff-related expenses.

Selling, general and administrative expenses increased by $5.1 million, or 9 percent, to $59.2 million, as compared to the three months ended June 30, 2015. This was primarily due to an increase of $4.7 million in bad debt expense largely related to a limited number of customers in the Latin America and Caribbean region, and an increase of $1.7 million in staff-related expenses consistent with our expectations; partially offset by a $2.5 million reduction in development expense related to our antenna innovation initiatives.

Depreciation and amortization expense increased by $5.8 million, or 3 percent, to $177.1 million, as compared to the three months ended June 30, 2015, primarily related to an increase of $12.6 million in depreciation expense due to the impact of satellites placed in service in the fourth quarter of 2015 and the first quarter of 2016. The increase was partially offset by a net decrease of $4.2 million in depreciation expense due to the timing of certain satellites and ground equipment becoming fully depreciated, and other satellite related expenses and a decrease of $2.9 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $12.2 million, or 6 percent, to $235.0 million for the three months ended June 30, 2016, as compared to the three months ended June 30, 2015.

The increase in interest expense, net was principally due to a net increase of $21.4 million in interest expense primarily resulting from the issuance of new secured debt in 2016. This was partially offset by a decrease of $8.6 million from higher capitalized interest of $29.9 million for the three months ended June 30, 2016, primarily resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $5.9 million for the three months ended June 30, 2016, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Gain on Early Extinguishment of Debt was $131.4 million for the three months ended June 30, 2016 with no comparable gain or loss for the three months ended June 30, 2015. In the second quarter of 2016, Intelsat Jackson repurchased $459.7 million in aggregate principal amount of the 2022 Jackson Notes. The gain of $131.4 million, consisted of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Other Expense, net was $0.8 million for the three months ended June 30, 2016, as compared to other income, net of $0.3 million for the three months ended June 30, 2015. The difference of $1.1 million was primarily due to a $0.6 million increase in expenses mainly related to our business conducted in Brazilian reais.

Provision for income taxes was $5.5 million for the three months ended June 30, 2016, as compared to $7.1 million for the three months ended June 30, 2015. The decrease was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries in the three months ended June 30, 2016. Cash paid for income taxes, net of refunds, totaled $2.5 million for the three months ended June 30, 2016, compared to $5.3 million for the three months ended June 30, 2015.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net income attributable to Intelsat S.A. was $116.4 million for the three months ended June 30, 2016, compared to $60.2 million for the same period in 2015.

Net income per diluted common share attributable to Intelsat S.A. was $0.98 for the three months ended June 30, 2016, compared to $0.47 per diluted common share for the same period in 2015.

EBITDA was $403.6 million for the three months ended June 30, 2016, compared to $462.3 million for the same period in 2015.

Adjusted EBITDA was $410.7 million for the three months ended June 30, 2016, or 76 percent of revenue, compared to $473.4 million, or 79 percent of revenue, for the same period in 2015.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set

	Three Months Ended June 30, 2015		Three Months Ended June 30, 2016

Network Services	$270,606	45%	$228,338	42%
Media	222,039	37%	210,992	39%
Government	95,299	16%	93,567	17%
Other	10,165	2%	9,086	2%

	$598,109	100%	$541,983	100%

By Service Type

	Three Months Ended June 30, 2015		Three Months Ended June 30, 2016

On-Network Revenues
Transponder services	$432,513	72%	$384,438	71%
Managed services	101,553	17%	106,821	20%
Channel	11,853	2%	2,490	0%

Total on-network revenues	545,919	91%	493,749	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	38,743	6%	35,861	7%
Satellite-related services	13,447	2%	12,373	2%

Total off-network and other revenues	52,190	9%	48,234	9%

Total	$598,109	100%	$541,983	100%

Free Cash Flow Used in Operations

Free cash flow used in operations1 was $201.9 million for the three months ended June 30, 2016. Free cash flow used in operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended June 30, 2016, were $190.5 million.

Financial Outlook 2016

Today, Intelsat reaffirmed, in all material respects, its 2016 financial outlook previously provided in guidance issued on February 22, 2016, in which the company expects the following:

Revenue: Intelsat forecasts full year 2016 revenue of $2.14 billion to $2.20 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2016 to be in a range of $1.625 billion to $1.675 billion.

Capital Expenditures: Intelsat issued its 2016 capital expenditure guidance for the three calendar years 2016 through 2018 (the “Guidance Period”).

We expect the following capital expenditures ranges, all of which are consistent with prior guidance:

•	2016: $725 million to $800 million;

•	2017: $625 million to $700 million; and

•	2018: $425 million to $525 million.

Capital expenditure guidance for 2016 through 2018 assumes investment in eight satellites in the manufacturing and design or recently launched phases during the Guidance Period. In addition, we are developing capacity on three other satellites for which we do not incur capital expenditures. This includes custom payloads being built for us on two third-party satellites, as well as our Horizons 3e joint venture, which is building a satellite for the Asia-Pacific region. Following Intelsat 29e’s successful entry into service in March 2016 and Intelsat 31 being placed into service in late July 2016, we plan to launch two more satellites in 2016, two satellites in 2017 and one satellite in 2018, and will continue work on the three remaining satellites for which construction will extend beyond the Guidance Period.

We are scheduled to launch three more of our new Intelsat EpicNG high throughput satellites during the Guidance Period, as well as our Intelsat 32e payload and the Horizons 3e satellite, thereby increasing our total transmission capacity. Over the course of the Guidance Period, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 10 percent as a result of the satellites entering service during the Guidance Period.

Our capital expenditures guidance includes capitalized interest.

Cash Taxes: Annual 2016 cash taxes are expected to total approximately $30 million to $35 million.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow used in operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q2 2016 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. EDT on Wednesday, July 27, 2016 to discuss the company’s financial results for the quarter ended June 30, 2016. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 35865547.

Participants will have access to a replay of the conference call through August 3, 2016. The replay number for North America is +1 855-859-2056, and for all other locations it is +1 404-537-3406. The participant pass code for the replay is 35865547.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Revenue	$598,109	$541,983
Operating expenses:

Direct costs of revenue (excluding depreciation and amortization)	81,935	78,414
Selling, general and administrative	54,085	59,166
Depreciation and amortization	171,247	177,079

Total operating expenses	307,267	314,659

Income from operations	290,842	227,324
Interest expense, net	222,781	234,987
Gain on early extinguishment of debt	—	131,402
Other income (expense), net	252	(829)

Income before income taxes	68,313	122,910
Provision for income taxes	7,077	5,498

Net income	61,236	117,412
Net income attributable to noncontrolling interest	(1,016)	(983)

Net income attributable to Intelsat S.A.	$60,220	$116,429

Cumulative preferred dividends	(9,919)	—

Net income attributable to common shareholders	$50,301	$116,429

Net income per common share attributable to Intelsat S.A.:
Basic	$0.47	$1.02
Diluted	$0.47	$0.98

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016

Net income	$61,236	$117,412
Add (Subtract):
Interest expense, net	222,781	234,987
Gain on early extinguishment of debt	—	(131,402)
Provision for income taxes	7,077	5,498
Depreciation and amortization	171,247	177,079

EBITDA	$462,341	$403,574

EBITDA Margin	77%	74%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Net income	$61,236	$117,412

Add (Subtract):
Interest expense, net	222,781	234,987
Gain on early extinguishment of debt	—	(131,402)
Provision for income taxes	7,077	5,498
Depreciation and amortization	171,247	177,079

EBITDA	462,341	403,574

Add:
Compensation and benefits	7,318	5,504
Non-recurring and other non-cash items	3,775	1,659

Adjusted EBITDA	$473,434	$410,737

Adjusted EBITDA Margin	79%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2015	As of June 30, 2016
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$171,541	$969,565
Receivables, net of allowance of $37,178 in 2015 and $49,355 in 2016	232,775	238,061
Prepaid expenses and other current assets	35,784	47,210

Total current assets	440,100	1,254,836
Satellites and other property and equipment, net	5,988,317	6,144,000
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	440,330	416,084
Restricted cash	—	480,200
Other assets	311,316	339,667

Total assets	$12,253,590	$13,708,314

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$164,381	$188,866
Taxes payable	11,742	12,154
Employee related liabilities	35,361	33,207
Accrued interest payable	161,493	186,458
Deferred satellite performance incentives	19,411	21,522
Deferred revenue	108,779	149,637
Other current liabilities	63,275	62,861

Total current liabilities	564,442	654,705
Long-term debt, net of current portion	14,611,379	15,848,690
Deferred satellite performance incentives, net of current portion	162,177	183,321
Deferred revenue, net of current portion	1,010,242	965,261
Deferred income taxes	160,802	164,930
Accrued retirement benefits	195,385	190,733
Other long-term liabilities	169,516	177,671
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,076	1,177

5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	—
Paid-in capital	2,133,891	2,146,865
Accumulated deficit	(6,706,128)	(6,574,373)
Accumulated other comprehensive loss	(78,439)	(77,272)

Total Intelsat S.A. shareholders’ deficit	(4,649,565)	(4,503,603)
Noncontrolling interest	29,212	26,606

Total liabilities and shareholders’ deficit	$12,253,590	$13,708,314

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016
Cash flows from operating activities:
Net income	$61,236	$117,412

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,247	177,079
Provision for doubtful accounts	5,615	10,342
Foreign currency transaction (gain) loss	99	(1,930)
Share-based compensation	7,201	5,504
Deferred income taxes	(1,806)	(1,118)
Amortization of discount, premium, issuance costs and related costs	5,014	5,855
Gain on early extinguishment of debt	—	(138,238)
Unrealized gains on derivative financial instruments	(6,021)	—
Amortization of actuarial loss and prior service credits for retirement benefits	1,287	841
Other non-cash items	134	(868)
Changes in operating assets and liabilities:
Receivables	(16,917)	(24,157)
Prepaid expenses and other assets	(2,193)	(18,150)
Accounts payable and accrued liabilities	17,122	15,843
Accrued interest payable	(149,695)	(125,129)
Deferred revenue	(3,859)	(30,885)
Accrued retirement benefits	(12,001)	(2,239)
Other long-term liabilities	1,516	(1,610)

Net cash provided by (used in) operating activities	77,979	(11,448)

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(212,602)	(190,458)
Purchase of cost method investment	(25,000)	—
Other investing activities	—	(331)

Net cash used in investing activities	(237,602)	(190,789)

Cash flows from financing activities:
Repayments of long-term debt	(275,000)	(328,569)
Proceeds from drawdown of long-term debt	300,000	—
Debt issuance costs	—	(5,853)
Dividends paid to preferred shareholders	(2,479)	(2,479)
Dividends paid to noncontrolling interest	(2,545)	(2,245)
Principal payments on deferred satellite performance incentives	(4,576)	(4,573)

Net cash provided by (used in) financing activities	15,400	(343,719)

Effect of exchange rate changes on cash and cash equivalents	(99)	198

Net change in cash and cash equivalents	(144,322)	(545,758)
Cash and cash equivalents, beginning of period	258,726	1,515,323

Cash and cash equivalents, end of period	$114,404	$969,565

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$373,516	$354,610
Income taxes paid, net of refunds	5,331	2,492
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$(37,867)	$17,232

Supplemental disclosure of non-cash financing activities:
Debt financing and restricted cash received	—	480,200

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH USED IN OPERATING ACTIVITIES

TO FREE CASH FLOW USED IN OPERATIONS

($ in thousands)

	Three Months Ended June 30,	Three Months Ended June 30,
	2015	2016

Net cash provided by (used in) operating activities	$77,979	$(11,448)
Payments for satellites and other property and equipment (including capitalized interest)	(212,602)	(190,458)

Free cash flow used in operations	$(134,623)	$(201,906)

Note:

Free cash flow used in operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow used in operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow used in operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow used in operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow used in operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow used in operations is not a measure of financial performance under U.S. GAAP, and free cash flow used in operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow used in operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.